EXHIBIT 8

List of Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation

Matrix IT Ltd.	Israel
Magic Software Enterprises Ltd.	Israel
BluePhoenix Solutions Ltd.	Israel
nextSource Inc.	United States
Sapiens International Corporation N.V	Netherlands Antilles Islands
Formula Vision Technologies (F.V.T.) Ltd.	Israel